Indigo-Energy, Inc.

13350 Random Hills Road
Suite 800, Fairfax, VA 22030

EXHIBIT A

June 30, 2006

Indigo-Energy, Inc.
13350 Random Hills Road
Suite 800
Fairfax, VA 22030

Re: Indigo-Energy, Inc.

Dear Sir/Madam:

This letter hereby serves as my notification to the shareholders and directors of Indigo-Energy, Inc. (the "Company") of my resignation, effective immediately, as a member of the Board of Directors of the Company. This resignation is not due to a disagreement with the Company on any matter relating to the Company's operations, policies or practices.

Very truly yours,

James Holland

Indigo-Energy, Inc.

13350 Random Hills Road
Suite 800, Fairfax, VA 22030

June 30, 2006

Attention: James Holland

Owing to Company restructuring Indigo-Energy, Inc. has decided to eliminate the position of Vice President of Corporate Communications and Investor Relations which you currently hold and this letter serves as official notice of the termination of your employment with the Company in that position. In lieu of notice of termination you will be given the sum of $6,000 to be wired to your bank account upon acceptance and signing of this letter.

Further, by signing and returning this letter, you acknowledge your obligation, for a period of three years, to maintain in confidence and not to use for any purpose other than the benefit of the company, all information of the Company you received during your employment. For purposes of this agreement, such information shall include but not be limited to (a) patent(s) and patent applications, (b) trade secret, and (c) copyrighted information (d) proprietary information-- ideas, techniques, sketches, drawings, works of authorship, models, inventions, know-how, processes, apparatuses, equipment, algorithms, software programs, software source documents, and formulae related to the current, future, and proposed products and services, and including, without limitation, information concerning research, experimental work, development, design details and specifications, engineering, financial information, procurement requirements, purchasing, manufacturing, customer lists, investors, employees, business and contractual relationships, business forecasts, sales and merchandising, marketing plans and information the disclosing party provides regarding third parties.

Additionally, by signing this letter you acknowledge that this termination of employment is not due to a disagreement with the Company on any matter relating to the Company's operations, policies or practices.

This Agreement sets forth the entire agreement between you, on the one hand, and the Company and its affiliates, on the other hand, concerning the subject matters addressed here, and supercedes any prior oral and/or written agreements or communications between you and the Company and/or any of its affiliates concerning these subjects; and, this Agreement shall be construed and interpreted in accordance with the laws of Nevada without regard to its conflict in principles.

David Larson
Indigo Energy, Inc.

James Holland